FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2009

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                          No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                          No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    N/A

NORTEL INVERSORA S.A.

Item
1.	English translation of letter to the Comisión Nacional de Valores (the Argentine National Securities Commission—”CNV”), dated April 22, 2009 regarding Resolution 55/09 of the Antitrust Committee.

NORTEL INVERSORA S.A.

FREE TRANSLATION

FOR IMMEDIATE RELEASE

Buenos Aires, April 22, 2009

Mr. Chairman of the

Comisión Nacional de Valores

Dr. Eduardo Hecker

RE.: Appeal refused against CNDC Resolution 44/09

Dear Sir,

I am writing to you as Chairman of the Board of Directors of (“Nortel Inversora S.A.” or the “Company”) to inform you that we have been notified that through Resolution 55/09, the Antitrust Committee (“Comisión Nacional de Defensa de la Competencia”), has refused the appeal that Telecom Argentina, Telecom Personal S.A, Nortel Inversora S.A. and some directors and members of the Supervisory Committee of the mentioned companies, interposed against Resolution CNDC 44/09.

Yours sincerely,

Nortel Inversora S.A.

/s/ Franco Livini
Franco Livini
Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date:	April 27, 2009	By:	/s/ José Gustavo Pozzi
		Name:	José Gustavo Pozzi
		Title:	General Manager